FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:	“Syngenta receives EPA registration for refuge-in-a-bag corn seed”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contact: Daniel Braxton Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

Basel, Switzerland, July 3, 2012

Syngenta receives EPA registration for refuge-in-a-bag corn seed

•	Superior convenience and flexibility for growers
•	Agrisure® 3122 E-Z Refuge™: dual modes of action above and below the ground
•	Agrisure Viptera® 3220 E-Z Refuge™: dual modes of action to control multiple above-ground lepidopteran pests

Syngenta announced today that the US Environmental Protection Agency (EPA) has granted registration approval for two refuge-in-a-bag trait stacks.  Agrisure Viptera® 3220 E-Z Refuge™ and Agrisure® 3122 E-Z Refuge™ feature 5 percent blended refuge and multiple modes of action for corn insect control. Both products will be available for the 2013 planting season.

Davor Pisk, Syngenta COO, said: “The launch of a refuge-in-a-bag offer further enhances our leading corn insect control portfolio, which includes seed treatments and insecticides as well as traits.  We are therefore able to offer growers superior convenience and flexibility, enabling them to comply with refuge requirements and to manage the development of resistant insects.  Our above-the-ground refuge product Agrisure Viptera® 3220 E-Z Refuge™ will be distinguished by the incorporation of the breakthrough Viptera trait, which offers unrivalled control of broad lepidopteran pests.”

Agrisure E-Z Refuge products will be available from Syngenta's Garst®, Golden Harvest® and NK® seed brands.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Syngenta – July 3, 2012 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – July 3, 2012 / Page 2 of 2

SYNGENTA AG

Date:	July 3, 2012	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services & Group Administration